1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
August 25, 2020

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Hardy:

We are in receipt of your telephonic comments on August 20, 2020 regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors CEF Municipal Income ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2020. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1. Please provide the staff with specific disclosure changes being made pursuant to these comments.

Response 1. We hereby confirm that we will provide specific disclosure changes being made pursuant to these comments.

PROSPECTUS

Comment 2. Please revise the following disclosure in the “Expense Example” section to clarify that the expense example applies whether a shareholder holds or redeems shares of the Fund: “This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods.” The Staff believes that such disclosure is helpful to shareholders.

Response 2. We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with the requirements of Form N-1A. We will, however, consider this change in connection with the Fund’s next annual update.

Comment 3. In the “Principal Investment Strategies” section, please clarify whether all underlying Funds are closed-end funds. Please clarify that at least 80% of the Fund’s total assets or net assets plus borrowing for investment purposes will be invested in closed-end funds, given the Fund’s name. Please also revise the disclosure to state that CEFMX is an index of U.S.-listed closed-end funds that invest 100% of their assets in municipal securities, the income from which is exempt from U.S. federal income tax.

Response 3. We respectfully acknowledge your comment. The Fund is a fund of funds that has a policy to invest at least 80% of its total assets in securities of issuers that comprise the CEFMX Index, as well as a fundamental investment policy to invest at least 80% of its assets in investments the income from which is exempt from U.S. federal income tax (other than AMT). The disclosure in the Principal Investment Strategies section of the prospectus states that the CEFMX Index is comprised of shares of U.S.-listed closed-end funds. Furthermore, the Trust notes that the CEFMX Index may contain a closed-end fund that invests in high yield securities. Such closed-end funds may occasionally hold a security that has lost its tax-exempt status. As such, we believe the referenced disclosure is appropriate. As discussed with the Staff, we respectfully decline to add disclosure to the index description contained in the Principal Investment Strategies section that deviates from the index methodology.

Comment 4. Please revise the “Summary Information–Principal Investment Strategies” section to specify when the Index will be rebalanced and reconstituted, the Index weighting methodology, and the number or range of securities included in the Index.

Response 4. We respectfully acknowledge your comment; however, we note that the “S-Network Municipal Bond Closed-End Fund Index” section of the Prospectus provides a fulsome description of the CEFMX Index (the “Index”) and the frequency of the Index’s rebalancing. We believe that such detailed disclosure regarding when the Index rebalances and reconstitutes is not necessary for the summary section of the prospectus.

Comment 5. Under “Summary Information–Principal Risks of Investing in the Fund,” please confirm whether the second paragraph under “Risks of Investing in Closed-End Funds” is needed, and delete if necessary.

Response 5. We respectfully acknowledge your comment; however, we continue to believe that the referenced disclosure is appropriate, as the paragraph (pasted below) is a key attribute of investing in Underlying Funds.

To comply with provisions of the 1940 Act and the Exemptive Relief, the Adviser may be required to vote Underlying Fund shares in the same general proportion as shares held by other shareholders of the Underlying Fund.

Comment 6. The Staff is reissuing Comment 13: The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic. Please update the Fund’s disclosure including “Market Risk,” “Municipal Securities Risk” and “Interest Rate Risk” to clarify how COVID-19 may affect the Fund and its investments or supplementally explain why additional revisions are not required.

Response 6. The Trust notes that it has made the following changes to its “Market Risk,” “Interest Rate Risk” and “Municipal Securities Risk” as follows:

Municipal Securities Risk. Municipal securities are subject to the risk that litigation, legislation or other political events, local business or economic conditions, credit rating downgrades, or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest or otherwise affect the value of such securities. Certain municipalities may have difficulty meeting their obligations due to, among other reasons, changes in underlying demographics. Municipal securities can be significantly affected by political changes as well as uncertainties in the municipal market related to government regulation, taxation, legislative changes or the rights of municipal security holders. Because many municipal securities are issued to finance similar projects, especially those relating to education, health care, transportation, utilities and water and sewer, conditions in those sectors can affect the overall municipal market. In addition, changes in the financial condition of an individual municipal insurer can affect the overall municipal market. Municipal securities include general obligation bonds, which are backed by the “full faith and credit” of the issuer, which has the power to tax residents to pay bondholders. Timely payments depend on the issuer’s credit quality, ability to raise tax revenues and ability to maintain an adequate tax base. General obligation bonds generally are not backed by revenues from a specific project or source. Municipal securities also include revenue bonds, which are generally backed by revenue from a specific project or tax. The issuer of a revenue bond makes interest and principal payments from revenues generated from a particular source or facility, such as a tax on particular property or revenues generated from a municipal water or sewer utility or an airport. Revenue bonds generally are not backed by the full faith and credit and general taxing power of the issuer. The market for municipal bonds may be less liquid than for taxable bonds. The value and liquidity of many municipal securities have decreased as a result of the recent financial crisis, which has also adversely affected many municipal securities issuers and may continue to do so. There may be less information available on the financial condition of issuers of municipal securities than for public corporations. Municipal instruments may be susceptible to periods of economic stress, which could affect the market values and marketability of many or all municipal obligations of issuers in a state, U.S. territory, or possession. For example, the COVID-19 pandemic has significantly stressed the financial resources of many municipal issuers, which may impair a municipal issuer’s ability to meet its financial obligations when due and could adversely impact the value of its bonds, which could negatively impact the performance of the Fund.

Interest Rate Risk. Debt securities, such as bonds, are also subject to interest rate risk. Interest rate risk refers to fluctuations in the value of a debt security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most debt securities go down. When the general level of interest rates goes down, the prices of most debt securities go up. A low interest rate environment increases the risk associated with rising interest rates, including the potential for periods of volatility and increased redemptions. In addition, debt securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than debt securities with shorter durations. In addition, in response to the COVID-19 pandemic, as with other serious economic disruptions, governmental authorities and regulators are enacting significant fiscal and monetary policy changes, including providing direct capital infusions into companies, creating new monetary programs and lowering interest rates. These actions present heightened risks to debt instruments, and such risks could be even further heightened if these actions are unexpectedly or suddenly reversed or are ineffective in achieving their desired outcomes.

Market Risk. Both the Fund and the ETPs in which the Fund may invest are subject to market risk. The prices of the securities in the Fund or an ETP are subject to the risks associated with investing in the securities market, including general economic conditions, sudden and unpredictable drops in value, exchange trading suspensions and closures and public health risks. These risks may be magnified if certain social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) adversely interrupt the global economy; in these and other circumstances, such events or developments might affect companies world-wide. An investment in the Fund or an ETP may lose money.

Comment 7. Please remove “Concentration Risk” from the “Summary Information–Principal Risks of Investing in the Fund” section or explain supplementally why this disclosure is included.

Response 7. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate, as it helps investors understand the risks associated with an ETF that invests in underlying funds. We note that the Fund’s “Principal Investment Strategies” section states that “The Fund may concentrate its investments in a particular industry or group of industries to the extent that the CEFMX Index concentrates in an industry or group of industries.” Accordingly, we have included “Concentration Risk” in the “Summary Information–Principal Risks of Investing in the Fund” section.

Comment 8. In the “Fundamental and Non-Fundamental Policies” section please disclose how much notice will be provided to shareholders upon the occurrence of material changes to the Fund. Specifically, please clearly state that the Fund will give shareholders 60 days’ notice upon the occurrence of a change to the Fund’s policy that it will invest 80% of its total assets in securities of issuers that comprise the Fund’s benchmark index.

Response 8. We respectfully acknowledge your comment. We note that, in accordance with the requirements of Rule 35d-1, the Fund has a fundamental investment policy that it will invest 80% of its total assets in investments the income from which is exempt from U.S. federal income tax (other than AMT), which can only be changed by shareholder vote. The “Fundamental and Non-Fundamental Policies” section already states that shareholders will be given notice of material changes to the Fund’s investment objective or other non-fundamental investment policies. However, because Fund’s policy to invest 80% of its total assets in securities of issuers that comprise the Fund’s benchmark index is neither fundamental nor required by Rule 35d-1, we believe the existing disclosure is appropriate.

Comment 9. Please update the disclosure under “Investment Adviser” to reference the most recent annual or semi-annual report which includes a discussion of the Board’s approval of the Advisory Agreement.

Response 9. The Trust notes that the disclosure has been revised accordingly and is reprinted below.

A discussion regarding the Board of Trustees’ approval of the Investment Management Agreement for each Fund is available in the Trust’s semi-annual report for the period ended October 31, 2019.

STATEMENT OF ADDITIONAL INFORMATION

Comment 10. With respect to Fundamental Restriction 8, please add an explanatory note to the disclosure confirming that the portfolio will consider the investment of underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 10. We respectfully acknowledge your comment. As discussed with the Staff, the Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 11. With respect to Fundamental Restriction 8, please add disclosure that the Fund should look through a “private activity” municipal debt security, whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

Response 11. We note the Staff’s position concerning private activity municipal debt securities as set forth in Investment Company Act Release No. 9785 (May 31, 1977) and will consider it in our review in connection with the Fund’s next annual update.

PART C

Comment 12. Please file as an exhibit the new Advisory Agreement containing the revised fee structure pursuant to Item 28(h) of Form N-1A.

Response 12. We respectfully acknowledge your comment; the Trust notes that the Form of Investment Management Agreement between the Trust and Van Eck Associates Corporation (with respect to all unitary fee portfolios), was previously filed with the SEC on August 27, 2010.

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If you have any questions, please feel free to contact Brian Roe at (212) 649-8707 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai